Exhibit 3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Grown Rogue International Inc. (the “Corporation”) will hold its annual and special meeting of shareholders (the “Meeting”) on August 27, 2020, at 11:00 am (Eastern Daylight Time) at the offices of Miller Thomson LLP, 100 New Park Place, Suite 700, Vaughan, Ontario, L4K 0H9, on August 27, 2020, for the following purposes:

1.	to present the audited consolidated financial statements of the Corporation for its prior years ended October 31, 2019 and 2018, and the independent auditor’s report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint Dale Matheson Carr-Hilton Labonte LLP as the independent auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify the Amended and Restated By-Law No. 1 of the Corporation, the text of which is attached hereto as Schedule A of the accompanying information circular dated July 20, 2020 (the “Information Circular”);

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new long-term equity based incentive plan to replace the current stock option plan; and

6.	to transact any other business properly brought before the Meeting.

This year to proactively deal with the unprecedented health impact of the novel coronavirus, to mitigate risks to the health and safety of shareholders, employees, other stakeholders and the community at large, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for shareholder participation in-person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference (if located in Canada or the U.S.) by calling 1 855-453-6968 (Conference ID: 5365781) (if located outside of Canada or the U.S., Shareholders should visit https://www.confsolutions.ca/ILT/?cid=5365781 for the applicable dial-in number in the country such shareholder is located in); however, such shareholders will not be able to vote or speak at the Meeting via the teleconference call. Callers should dial in ten to fifteen minutes prior to the scheduled time of the Meeting. All callers will be asked to provide their full legal name for recording purposes.

We strongly encourage shareholders to vote their Common Shares of the Corporation prior to the Meeting by any of the means described in the Information Circular and to attend the Meeting via teleconference. The Corporation requests that shareholders provide the Corporation with a minimum of five (5) business day’s written notice of an intention to attend the Meeting in-person. Public health restrictions and recommendations in place at the time of the Meeting may require the Corporation to restrict the number of people in attendance at the Meeting, and physical attendance by a shareholder may therefore not be possible.

Any persons attending the Meeting in person will be required to comply with health and safety measures that the Corporation may put in place. You should not attend the Meeting if you or someone with whom you have been in close contact with are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days prior to the Meeting. The Corporation may refuse any Shareholder entrance to the meeting if the Corporation feels to allow entrance would put staff and/or other attendees at the Meeting in harm’s way.

Shareholders of record as at the close of business on July 17, 2020 will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular. The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (the “Notice-and-Access Provisions”) of the Canadian Securities Administrators for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders of the Corporation by allowing the Corporation to post its Information Circular and any additional materials online. Shareholders who would like more information about the Notice-and-Access Provisions may contact the Corporation’s transfer agent, Capital Transfer Agency, ULC, toll-free at 1-844-499-4482. Please see “Notice-and-Access” in the accompanying Information Circular.

The Information Circular and all additional materials have been posted in full online at www.capitaltransferagency.ca and under the Corporation’s SEDAR profile at www.sedar.com. Shareholders are reminded to carefully review the Information Circular and any additional materials prior to voting on the matters being transacted at the Meeting. All Shareholders of record as of July 17, 2020, the record date, will receive a notice and access notification containing instructions on how to access the Corporation’s Information Circular and all additional materials. Copies of: (a) this notice of annual and special meeting of shareholders; (b) the Information Circular; (c) a management form of proxy and instructions in relation thereto (the “Management Proxy”); and (d) the audited consolidated financial statements of the Corporation for its prior years ended October 31, 2019 and 2018, and the independent auditor’s report thereon may be obtained free of charge by contacting Capital Transfer Agency, ULC at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 or by phone at 1-844-499-4482. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a Management Proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than August 17, 2020.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or may be represented by proxy. Shareholders are requested to: (i) sign, date and deliver the Management Proxy to the Corporation’s registrar and transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada or visit www.capitaltransferagency.com/voteproxy, so it is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED this 20th day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer